

July 8, 2010

Mr. Tracy W. Knapp
Senior Vice President, Finance
Kansas City Life Insurance Company
3520 Broadway
 Kansas City, Missouri   64111

> **Re:** **Kansas City Life Insurance Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Schedule 14A**
> **Filed on March 22, 2010**
> **File No. 001-33348**

Dear Mr. Knapp:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings and by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

1. Please revise your disclosure to provide a more robust discussion of the general development of your business and the business of your subsidiaries during the past five years, as well as the business done by you and your subsidiaries, as required by Item 101 of Regulation S-K. Please include in your revisions a description of the following items:

- A more detailed discussion of the independent general agents and third party marketing arrangements used to sell your products.
- The different types of reinsurance used by you and your subsidiaries. This discussion should include identification of the reinsurers with which you do business, as well as a description of the material terms of any third-party arrangements you have with these reinsurers for each segment of your business. Please file any agreements as exhibits to your Form 10-K, pursuant to Item 601(b)(10) of Regulation S-K.
- Any material acquisitions of your company within the past five years.
- The company's financial strength rating, as well as the rating of its subsidiaries.
- The impact of governmental regulation on your business.

Item 4. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

2. Please revise your disclosure to include the information required by Item 201(d) of Regulation S-K regarding equity compensation plans.

Item 6. Management's Discussion and Analysis of Financial Conditions and Results of Operations
Critical Accounting Policies and Estimates
Valuation of Investments, page 22

3. Please disclose, in a table, the distribution of your commercial mortgage loan portfolio by property type. Disclose the loans in your portfolio grouped by loan size, by maturity date, and by current loan-to-value ratio as appropriate. For example, groupings of loan-to-value could include loans classified as low, medium or high loan-to-value ratio with a note explaining the definition of low, medium and high.

3 – Investments, page 94

4. You disclose on page 40 that you have a significant level of non-U.S. Agency structured securities. You also disclose on page 37 that non-U.S. Agency structured securities accounted for 46% of the total gross unrealized losses at December 31, 2009. Please expand your disclosures to support your assessment that your non-U.S. Agency structured securities are not impaired as follows:

- The key cash flow assumptions, such as delinquencies, defaults, severities of losses and prepayments. Disclose why you believe each assumption is reasonable particularly in view of historical experience.
- Clarify why unrealized losses greater than 20% for 12 months, and apparently at least 24 months in many cases are not indicative of credit losses; and

- Clarify why the increase in unrealized investment losses for non-investment grade residential mortgage-backed securities from $0 in 2008 to $24.6 million in 2009 is not indicative of credit losses.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Significant Accounting Policies
Investments, page 7

5. You disclose on page 8 that your real estate joint ventures are consolidated where required or are valued at cost, adjusted for your equity in earnings. Please revise to disclose the process you apply to determine whether your real estate joint ventures are variable interest entities ('VIEs'). Describe the nature of your relationship with your VIEs and disclose the significant judgments and assumptions made in determining whether or not consolidation is required. Please ensure that you provide all disclosures pursuant to ASC 810-10-50-2AA and ASC 810-10-50-2AB.

Schedule 14A

General

6. Please note that Item 5.07 to Form 8-K requires companies to disclose the results of a shareholder vote, and to report that information within four business days after the end of the meeting at which the vote was held. We note that your annual meeting of shareholders, at which shareholders were asked to vote on the election of directors, took place on April 22, 2010. Please file a Form 8-K with the results of the shareholder vote.

7. Please revise your disclosure to include the information regarding Certain Relationships and Related Transactions required by Item 404 of Regulation S-K.

8. We note that you have described the following agreements in your Schedule 14A but did not file them as exhibits to your Form 10-K for the fiscal year ended December 31, 2009:

- Voting Agreement dated October 31, 2004;
- Master Consulting Agreement between you and Hay Group;
- Annual Incentive Plan;
- Long Term Incentive Plan;
- Severance Plan;
- Kansas City Life Deferred Compensation Plan;
- Kansas City Life Insurance Company Cash Balance Pension Plan;
- Kansas City Life Excess Benefit Plan; and
- Kansas City Life Employee Medical Plan.

Please file the agreements as exhibits to your Form 10-K, or provide us with a legal analysis as to why these agreements need not be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Section 16(a) Beneficial Ownership Reporting Compliance

9. We note your disclosure that in 2009 all forms required by Section 16 of the Exchange Act were filed on time with the Securities and Exchange Commission, with the exception of two Form 4s which were filed late. Please revise your disclosure to identify the reporting person or persons who failed to timely file these forms, in accordance with Item 405(a)(1) of Regulation S-K.

Compensation Disclosure and Analysis
Annual Incentive, page 15

10. We note your disclosure on page 16 that annual incentive awards for all AIP participants, with the exception of the Principal Executive Officer, are based on the achievement of three corporate goals and two individual goals. Please revise your disclosure to describe the portion of the bonus attributable to the achievement of corporate objectives and individual objectives.

11. You disclose on page 16 that the Compensation Committee established three corporate goals for 2009: finance, growth, and expense control. We note your disclosure that the Committee re-affirmed the use of the 2009 corporate goals for 2010, and your description of the threshold, target, and maximum performance measures for the 2010 corporate goals. You do not disclose similar information for 2009. Please confirm that the same performance measures were used in 2009. If different performance measures were used in 2009, please revise your discussion to disclose the performance measures for that fiscal year.

12. We note your disclosure that payouts were made under the AIP in 2009. Please revise your discussion to describe the achievement of each corporate goal, as well as how this level of achievement affected the size of the each NEO's award.

13. Your Compensation Discussion and Analysis does not disclose the individual objectives used to determine these executive officers' annual incentive award. Please amend your disclosure to provide the following:

- The individual performance objectives; and
- A discussion of how the level of achievement of each objective affected the actual awards to be paid.

To the extent that the objectives are quantitative, the discussion in your proxy statement should also be quantitative. Please also disclose the level of achievement of these objectives.

Summary Compensation Table, page 18

14. We note that you have provided executive compensation information awarded to each executive officer for the 2009 fiscal year. Please revise your disclosure to disclose the executive compensation awarded to each Named Executive Officer during the past three fiscal years, in accordance with Item 402(c) of Regulation S-K.

15. Please revise your disclosure to include the "Outstanding Equity Awards Table at Fiscal Year End" and "Options Exercised and Stocks Vested" tables that are required by Item 402(f)-(g) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Branch Chief, at (202) 551-3752 if you have any questions regarding the processing of your response as well as any questions regarding the comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant